Exhibit 2.1
DEFINITIVE NEC TOKIN STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of _______ __, 2017, by and between NEC Corporation, a Japanese corporation with its principal place of business at 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan (“NEC Corporation”) and KEMET Electronics Corporation, a Delaware corporation with its principal place of business at 2835 Kemet Way, Simpsonville, South Carolina 29681 (“Purchaser”). NEC Corporation and Purchaser may hereafter be referred to collectively as the “Parties”, or individually as a “Party”.
RECITALS:
WHEREAS, pursuant to the Stock Purchase Agreement by and among NEC Corporation, Purchaser and NEC TOKIN Corporation, a Japanese corporation with its principal place of business at 7-1, Kohriyama 6-chome, Taihaku-ku, Sendai-shi, Miyagi 982-8510, Japan (the “Company”) dated March 12, 2012 (the “Stock Purchase Agreement”), Purchaser purchased from the Company 276,353,456 shares of its common stock for an aggregate purchase price of $50.0 million, which results in Purchaser holding 51% of the outstanding shares of the common stock of the Company and NEC Corporation, together with NEC Capital Solutions Limited, a Japanese corporation with its principal place of business at Shinagawa Intercity C building, 15-3 Konan 2-chome, Minato-ku, Tokyo 108-6219, Japan (“NECAP”), holding 49% of the outstanding shares of the common stock of the Company.
WHEREAS, pursuant to the Stock Purchase Agreement, NEC Corporation and NECAP acquired from the Company non-voting convertible preferred stock of the Company, which results in Purchaser holding 34 % and NEC Corporation, together with NECAP, holding 66 % of the total equity securities of the Company respectively.
WHEREAS, there is outstanding indebtedness for borrowed money owed by the Company to NEC Corporation pursuant to the loan agreement by and between the Company and NEC Corporation dated January 25, 2013 (“NEC Debt”).
WHEREAS, Purchaser desires to purchase from NEC Corporation and NECAP, and NEC Corporation and NECAP desire to sell to Purchaser all of the shares of common stock and non-voting convertible preferred stock of the Company held by NEC Corporation and NECAP (the “Transaction”).
AGREEMENT:
In consideration of the mutual promises, covenants and conditions hereinafter set forth, the Parties mutually agree as follows:
1.Definitions. For purposes of this Agreement, the following terms have the following meanings:

“Additional Definitive Agreement” has the meaning set forth in Section 9.4.
“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person.
“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended, and, in each case, all rules and regulations promulgated thereunder, all applicable, similar or equivalent foreign antitrust laws or competition laws and the rules and regulations promulgated thereunder and all other applicable or equivalent laws issued by a Governmental Body, including in all cases and without limitation, private rights of action, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, cartel actions, restraint of trade or lessening of competition.
“Cartel Investigations” shall mean (i) any of the investigations or actions involving the Company and that have been commenced by several Governmental Bodies, including without limitation, those that are being conducted by the National Development and Reform Commission of the Peoples Republic of China, the United States Department of Justice, the European Commission, the Korean Fair Trade Commission, the Japan Fair Trade Commission, and the relevant Governmental Bodies in Taiwan, Singapore and Brazil, and that are generally related to any failure to comply with any Antitrust Laws or engage in any anti-competitive conduct, including, without limitation, any actions, investigations, inquiries, notices of violation or complaints by and from, or obligation or liability to or required or imposed by, any Governmental Body, (ii) any Third-Party Claims (other than by a Governmental Body) or any third-party allegations of fact relating to, in connection with or arising from any of the events described above or (iii) any new investigations that may be commenced by any other Governmental Body or other Third-Party Claim that generally alleges or relates to similar conduct or issues.
“Closing” means the sale and purchase of the common stock and non-voting convertible preferred stock held by NEC Corporation and NECAP.
“Closing Date” has the meaning set forth in Section 3.1.
“Common Stock” means the common stock of the Company.
“Competition Laws” has the meaning set forth in Section 3.4(a)(i).
“EMD Business” means the electromagnetic devices business of the Company as conducted on the date hereof.
“EMD Business Purchaser” has the meaning set forth in Section 3.3(i).
“EMD Transaction” has the meaning set forth in Section 3.3 (a).
“Governmental Body” means with respect to any nation (including, without limitation, Japan and the U.S.), state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.
“Indemnified Party” has the meaning set forth in Section 6.5(a).
“Indemnifying Party” has the meaning set forth in Section 6.5(a).
“LICA” has the meaning set forth in Section 9.1.
“Losses” means any loss, liability, damage or expense, including reasonably attorneys’ fees and expenses and amounts paid in investigation, defense or settlement thereof.

“MSPA” has the meaning set forth in Section 3.3(i).
“NEC Debt Obligation” means outstanding indebtedness for borrowed money owed by the Company to NEC Corporation.
“Owned Common Shares” has the meaning set forth in Section 2(a).
“Owned Preferred Shares” has the meaning set forth in Section 2(a).
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).
“Pledge Agreement” has the meaning set forth in Section 3.3(g).
“Preferred Share” means the non-voting convertible preferred share of the Company.
“Purchase Price” has the meaning set forth in Section 2(b).
“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of March 12, 2012, by and among the Company, NEC Corporation and Purchaser.
“Subsidiary” of a Party means a corporation, company or other entity more than 50% of whose outstanding shares or securities (representing the right for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by that Party, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.
“Third-Party Claim” has the meaning set forth in Section 6.5(a).
“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto and any Additional Definitive Agreements.
2.Sale of Shares.

(a)On the terms and subject to the conditions set forth in this Agreement, Purchaser will purchase from NEC Corporation and NECAP, and NEC Corporation and NECAP will sell to Purchaser, all of the shares of common stock (the shares of common stock owned by each of NEC Corporation and NECAP are collectively referred to herein as “Owned Common Shares”) and non-voting convertible preferred stock (the shares of non-voting convertible preferred stock owned by each of NEC Corporation and NECAP are collectively referred to as “Owned Preferred Shares”) of the Company held by NEC Corporation and NECAP for the Purchase Price set forth in Section 2(b).

(b)The Purchase Price shall be the total of (i) JPY 6.0 billion plus (ii) 50% of the amount of Excess Cash calculated in accordance with Section 3.2(a)(iii) (the total of such amount is referred to as the “Purchase Price”).

3.Closing.

3.1     Closing. The Closing shall be held at the offices of the Company, on the @ date as NEC Corporation and Purchaser agree in good faith in order to have the Closing occur within the reasonable period, following the closing of the EMD Transaction to properly execute each of the procedures for the Closing set forth in Section 3.2; provided, however, that the Closing Date shall be no later than [August 24, 2017] (the “Closing Date”).
3.2     At the closing (the “Closing”),
(a)Purchaser shall pay to NEC Corporation and NECAP the Purchase Price, in a manner set forth below:
(i) Purchaser shall pay JPY 6.0 billion in cash by wire transfer to the bank account designated by NEC Corporation and NECAP; and
(ii) Purchaser shall pay the amount equivalent to 50% of the amount of Excess Cash1 (as defined and calculated below) to NEC Corporation and NECAP in a manner agreed between Purchaser and NEC Corporation if the amount of the Excess Cash is more than JPY 0 billion. “Excess Cash” shall mean the Company’s total cash proceeds from the EMD Transaction described in Section 3.3 less the sum of (A) tax to be borne by Company with regard to EMD Transaction2, (B) direct costs and expenses incurred to the Company in relation to the EMD Transaction, including costs to spin out the EMD Business from the Company (including all fees and expenses of any advisors, lawyers, brokers or investment bankers reasonably incurred by the Company in reorganizing the EMD division in preparation for its sale and in marketing and selling the EMD Division and other related reasonable fees directly incurred to the Company in relation to the EMD Transaction to the extent agreed in good faith between Purchaser and NEC Corporation), (C) the total outstanding balance of NEC Debt Obligation as of the Closing, (D) the total amount of the repayment of the then outstanding bank loans of NEC TOKIN Electronics (Philippines) Inc. at the time of the closing of the EMD Transaction, and (E) if the NEC Debt Obligation shall have been reduced from the outstanding balance of JPY [25,417,500,000] prior to Closing, the amount of such reduction. In the event that there is no Excess Cash resulting from the EMD Transaction as a result of the EMD Transaction not being executed on the basis of a maximum market price as agreed by NEC Corporation and the Purchaser, and no Excess Cash is distributed to either NEC Corporation or the Purchaser, NEC Corporation and the Purchaser shall discuss an alternative form of compensation to be distributed from Purchaser to NEC Corporation.
(a)The full amount of the NEC Debt Obligation shall be paid to NEC Corporation. The repayment of the NEC Debt Obligation shall be made to NEC Corporation from the bank account pursuant to Section 3.3(g) below. For the avoidance of doubt, the Company is not exempted from its obligation to fully repay the NEC Debt Obligation even in the case where the cash proceeds of the EMD Transaction (after deduction of the amount provided in items (A) and (B) of Section 3.2(a)(ii)) is less than the amount necessary for the full repayment of NEC Debt Obligation.

____________________________
1    Precise mechanism for distributing Excess Cash currently under review and to be discussed.

2
Precise mechanism for the Company to determine tax amount with regard to EMD transaction by Closing TBD (for the avoidance of doubt, the costs and expenses stipulated in 3.2(a)(iii)(B) should be excluded from net taxable amount).

(b)At the Closing, NEC Corporation and Purchaser shall have the Company enter the name of KEMET Electronics Corporation in the shareholders registry of the Company in respect of the Owned Common Shares and Owned Preferred Shares by delivery to the Company of signed and sealed document to instruct the Company to register the transfer of ownership of the Owned Common Shares and the Owned Preferred Shares in the name of Purchaser on the share registry of the Company.
(c)Subject to Section 9.4 below, the License Agreement with respect to use of NEC mark entered into by and between NEC Corporation and the Company as of April 1, 2005 as amended shall be terminated.
(d)At the Closing, NEC Corporation shall be released from the indemnification obligation to Purchaser and the Company in respect of any claims resulting from (having resulted from), arising out of (having arisen out of), or in relation to the sale of the Company’s shares of common stock to Purchaser under the Stock Purchase Agreement. For clarity, NEC Corporation shall not be liable for the indemnification which have been arisen on or prior to the Closing, as well as those arising after the Closing.
3.3     Execution of EMD Transaction.
(a)NEC Corporation and Purchaser, as shareholders of the Company, shall approve and instruct the Company to carve out and sell its EMD Business to a third party (the “EMD Transaction”).
(b)NEC Corporation and Purchaser shall cooperate together to form a task force team within the Company which shall promptly begin the process of executing the EMD Transaction as described below.
(c)NEC Corporation and Purchaser agree that NEC Corporation, Purchaser and the Company will form a committee, which shall consist of 1 (one) member from each of the three parties, and hold meetings regularly in a timely manner when necessary to consult, discuss, and determine the specifics and conditions of the EMD Transaction, including but not limited to (i) planning the process to carve out and sell the EMD Business of the Company, including identifying the specific assets, liabilities, employees, etc. that shall be succeeded to and assumed by the new EMD business company that is to be sold, and retention of financial and legal advisor(s), (ii) decisions on critical issues relating to the of EMD Transaction including identifying the acquirer, determining the valuation of the EMD Business, and establishing a schedule for the EMD Transaction, and (iii) determining all of the terms and conditions of the EMD Transaction, including representations and warranties, indemnification, covenants, and any other issues which pertain to the responsibilities, fees/cash payments or liabilities of the Company. Purchaser may have the Company, at its own cost, provide on a timely basis, a complete and accurate translation into English of any document (including successive versions of the same document to the extent such document is being revised) requested by Purchaser to be translated, relating to the EMD Transaction.

(d)All of the matters relating to the EMD Transaction shall be mutually agreed by NEC Corporation and Purchaser prior to execution of a definitive agreement with a third party for the EMD Transaction by the Company, and both Parties shall determine the terms and conditions of the EMD Transactions in good faith discussions at all times in order to reasonably carry out EMD Transaction, and shall not unreasonably withhold or reject any consents or agreements on issues relating to the EMD Transaction, it being fully understood that each Party shall retain the absolute right, exercisable in its respective sole discretion, to approve or not approve the final terms and conditions of the EMD Transaction prior to the Company entering into a definitive or binding agreement for the EMD Transaction. The Company is not authorized to enter into a definitive or binding agreement for the EMD Transaction without the express written approval of each of NEC Corporation and Purchaser.
(e)NEC Corporation and Purchaser agree that the Company will bear all the costs and expenses directly incurred by the Company in relation to the EMD Transaction, including fees to retain financial and legal advisors to the Company, but shall not bear any of the costs and expenses of either NEC Corporation or Purchaser in connection with the EMD Transaction, including the fees and costs of their respective advisors.
(f)Subject to Section 3.3(g) below, at the Closing, Purchaser and NEC Corporation, as the shareholders of the Company, shall cause the Company to pay all or a part of consideration for the EMD Business directly to NEC Corporation as a full repayment of the NEC Debt Obligation from the Company.
(g)In the event that all of the conditions to the closing of the EMD Transaction have been met, Purchaser and NEC Corporation, as the shareholders of the Company, shall cooperate with each other (i) to cause the Company to deposit at the time of the closing of the EMD Transaction, into the bank account opened at the bank designated by NEC Corporation, solely for the purpose of repayment of the NEC Debt Obligation, the smaller of (A) the amount necessary for the repayment of the NEC Debt Obligation, or (B) the total net cash proceeds from the EMD Transaction (after deducting the amount provided in items (A) and (B) of Section 3.2(a)(ii)), (ii) to establish the right of pledge for NEC Corporation on all amounts deposited in items (A) or (B) above by executing an agreement among NEC Corporation and the Company (the “Pledge Agreement”) and obtain written consent of such establishment of the right of pledge from the bank designated under (i) above, and (iii) to deliver to NEC Corporation the bankbook and the seal of such bank account. NEC Corporation may exercise the pledge, pursuant to the terms and conditions of the Pledge Agreement six months after the closing of the EMD Transaction in the event the Closing does not occur by then, except for the case where this Agreement is terminated due to a reason attributable only to NEC Corporation, where the deposited amount shall be released to the Company upon such termination of this Agreement.
(h)NEC Corporation or Purchaser may terminate this Agreement as provided in Section 7.1(e) in the event the definitive agreement covering the EMD Transaction is terminated thereunder prior to the closing of the EMD Transaction.
(i)In the event that the Company has paid to the purchaser of the EMD Business (the “EMD Business Purchaser”), or has received from the EMD Business Purchaser, the amount of the Total Difference set forth in the Master Sales and Purchase Agreement (the “MSPA”) to be executed between the Company and the EMD Business Purchaser as a definitive agreement for the EMD Transaction, Purchaser, as the sole post-Closing shareholder of the Company, shall cause the Company to give the written notice (the “Purchase

Price Adjustment Notice”) to NEC Corporation and the Purchaser thereof, immediately after the later of the (a) the payment date or (b) the Closing Date. In the event that the Company has paid the amount of the Total Difference to the EMD Business Purchaser, NEC Corporation shall pay to the Purchaser 50% of the amount of the Total Difference the Company has paid, within 30 days from the Purchase Price Adjustment Notice. In the event that the Company has received the amount of the Total Difference from the EMD Business Purchaser, the Purchaser shall pay to the NEC Corporation, 50% of the amount of the Total Difference the Company has received, within 30 days from the date of the Purchase Price Adjustment Notice.
(j)In each event, if any, in which the Company has paid to the EMD Business Purchaser, at any time following the date hereof, any amounts as the seller’s indemnification pursuant to Section 9.1 (a), (b), (c) and (d) of the MSPA, on which limitation set forth in Section 9.6 of the MSPA applies, Purchaser, as sole post-Closing shareholder of the Company, shall cause the Company to give a written notice (an “EMD Indemnification Notice”) to NEC Corporation and the Purchaser thereof, within 100 days from the later of (a) the payment date or (b) the Closing Date, and NEC Corporation shall pay to the Purchaser 50% of the total amount of the indemnification the Company has paid (which total amount shall first be net of the Company’s tax amount, if any, to be reduced as a result of such indemnification payment and then such amount determined shall be reduced by such 50% to determine the NEC share), within 30 days from the date of the EMD Indemnification Notice. NEC Corporation shall not make any payment in relation with any of the seller’s indemnification under the MSPA other than the payments pursuant to Section 3.3 (i) and (j).
3.4     Conditions to Obligation to Close.
(a)Mutual Conditions. The respective obligations of NEC Corporation and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Purchaser, and NEC Corporation, as applicable, to the extent permitted by applicable law:
(i)all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act or equivalent anti-trust or competition laws of any applicable jurisdictions (collectively, the “Competition Laws”) shall have expired or otherwise been terminated;
(ii)any and all consents (including all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution, delivery and performance of this Agreement), notices, permits, waivers, filings, necessary or appropriate for consummation of the transactions contemplated by this Agreement, shall have been obtained and/or made from or with the Governmental Bodies having competent jurisdiction;
(iii)no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement and the other Transaction Documents, (B) cause any of the transactions contemplated by this Agreement and the other Transaction Documents to be rescinded following consummation, (C) adversely affect the right of Purchaser to own the Owned Common Shares or Owned Preferred Shares, or (D) adversely affect the right of the Company or any of its Subsidiaries to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect); and
(iv)the closing of the EMD Transaction shall have occurred prior to the Closing.
(b)Conditions to Obligations of Purchaser. Purchaser’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions, any and all of which may be waived, in whole or in part, by Purchaser to the extent permitted by applicable law:
(i)the representations and warranties set forth in Section 4 shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties as of a specified date, which shall be true and correct in all material respects as of such date), except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects at and as of the Closing Date;
(ii)NEC Corporation shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” in which case NEC Corporation shall have performed and complied with all of such covenants (as so written, including the term “material”) in all respects through the Closing;
(iii)NEC Corporation shall have delivered to Purchaser a certificate to the effect that each of the conditions specified above in Sections 3.4(b)(i)-(ii) is satisfied in all respects;
(iv)NEC Corporation or its Affiliate as applicable, shall have executed the Additional Definitive Agreements;
(v)To the extent required by NEC Corporation’s direct contractual obligations, if any, or as a shareholder of the Company, to the extent required by Japanese law, the Company’s charter documents or the Stockholders’ Agreement, all material third-party consents, notices, permits and waivers necessary for the consummation of the transactions contemplated at the Closing (including any in respect of a change of control, if applicable) shall have been given or obtained by NEC Corporation;
(vi)NEC Corporation shall have delivered to Purchaser the resignation letters of the existing directors and statutory auditors of the Company who were appointed by NEC Corporation;
(vii)NEC Corporation shall have entered into such agreement or agreements with the Company providing the Company with the ability to use the NEC trademark for certain limited period following the Closing reasonably necessary for the purpose of transitioning the business to new ownership and obtaining necessary customer qualifications subject to payment of royalty for such use, provided that Purchaser confirms that the Company shall enter into such agreement or agreements with NEC Corporation if the terms and conditions of such agreement or agreements is reasonable for such purpose; and

(viii) all actions required to be taken by NEC Corporation in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Purchaser.
(c)Conditions to NEC Corporation’s Obligations. NEC Corporation’s obligations to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions, any and all of which may be waived, in whole or in part, by NEC Corporation to the extent permitted by applicable law:
(i)the representations and warranties set forth in Section 5 shall be true and correct in all material respects at and as of the Closing Date (other than representations and warranties as of a specified date, which shall be true and correct in all material respects as of such date), except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects at and as of the Closing Date;
(ii)Purchaser shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” in which case Purchaser shall have performed and complied with all of such covenants (as so written, including the term “material”) in all respects through the Closing;
(iii)Purchaser shall have delivered to the Company and NEC Corporation a certificate to the effect that each of the conditions specified above in Sections 3.4(c)(i)-(ii) is satisfied in all respects;
(iv)Purchaser, the Company or its Affiliates shall have executed the Additional Definitive Agreements; and
(v)all actions required to be taken by Purchaser in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to NEC Corporation.
(d)Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Section 3.4 if such Party’s failure to comply with any provision of this Agreement is the proximate cause of such failure of such condition.

3.5     Pre-closing Covenants.
(a)General. Each Party, at its own cost, shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Section 3.4 (to the extent that such conditions relate to such Party)).
(b)Operation of Business. Prior to the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, Purchaser and NEC

Corporation shall cause the Company to continue to operate its business in accordance with past practice. Unless otherwise expressly provided herein, Purchaser and NEC Corporation shall prohibit the Company and any of its Subsidiaries from engaging in any practice, take any action, or enter into any transaction outside the ordinary course of business without the written consent of both Purchaser and NEC Corporation, such consent not to be unreasonably withheld or delayed. The amount of the NEC Debt Obligation as of the Closing Date shall not exceed JPY 25.5 billion without the prior written consent of both Purchaser and NEC Corporation, and Purchaser shall cause the Company to deliver a statement to Purchaser at the Closing setting forth the amount of the NEC Debt Obligation as of the Closing Date.
(c)Notification. Each Party will give prompt written notice to the other of any material adverse development causing a breach of its own representations and warranties in Sections 4 and 5 as applicable. No disclosure by any Party pursuant to this Section 3.5(c), however, shall be deemed to prevent or cure any misrepresentation, breach of warranty or breach of covenant.
(d)Purchaser and NEC Corporation, as shareholders of the Company, shall have Company and its Subsidiaries give any notices to third parties, and the Company shall use its commercially reasonable efforts to obtain, any third-party consents, permits or waivers. Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of Governmental Bodies in connection with the matters referred to in Sections 3.4(a)(i) and 3.4(a)(ii) above.
(e)Regulatory Approvals. Each of Purchaser and NEC Corporation shall, and as shareholders of the Company shall cause the Company to (i) make all filings required or desirable of each of them or any of their respective Affiliates under the Competition Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within forty-five (45) days after the date of this Agreement with respect to filings required or desirable for the Closing and (ii) comply at the earliest practicable date with any request under any of the Competition Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from any Governmental Body in respect of such filings or such transactions and (iii) shall cooperate with each other in connection with any such filing. To the extent not known to NEC Corporation, Purchaser shall report to NEC Corporation the status of such filing on a monthly basis.
4.Representations and Warranties of NEC Corporation. NEC Corporation represents and warrants with respect to itself and NECAP to Purchaser as of the date hereof and as of Closing Date, as set forth below.
4.1    Organization. NEC Corporation and NECAP are each duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or other formation.
4.2    Authorization of Transaction. NEC Corporation and NECAP each has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and the other Transaction Documents to which it is party and to perform its obligations hereunder and thereunder. This Agreement and the Transaction Documents to which it is party constitute the valid and legally binding obligations of NEC Corporation and NECAP, enforceable in accordance with their respective terms and conditions, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. NEC Corporation and NECAP shall each have, or shall have as of the Closing, obtained any authorization, consent, or approval of, or made any filing required to, any Governmental Body and any other Person to which NEC Corporation or NECAP is subject or to which NEC Corporation or NECAP owe a direct contractual obligation in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents. This Agreement and the other Transaction Documents to which NEC Corporation and NECAP are party have been duly and validly approved and authorized by all necessary corporate action on NEC Corporation’s and NECAP’s part.
4.3    Non-contravention. Neither the execution and delivery of this Agreement and the Transaction Documents to which NEC Corporation and NECAP are party, nor the consummation of the transactions contemplated hereby and thereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which NEC Corporation or NECAP is subject or any provision of its charter, bylaws, or other governing documents, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which NEC Corporation and NECAP are a party or by which it is bound or to which any of its assets are subject, or (C) result in the imposition or creation of a lien and any other encumbrance upon or with respect to the shares of Common Stock or Preferred Stock held by it.
4.4    Shares. NEC Corporation and NECAP, respectively, hold of record, have good and marketable title to, and own beneficially all of the Owned Common Shares and Owned Preferred Shares set forth in Schedule 4.4 attached hereto, free and clear of any and all restrictions on transfer (other than any restrictions under applicable securities laws, Articles of Incorporation of the Company and the Transaction Documents), taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands, and pursuant to the terms and conditions of this Agreement, Purchaser will acquire good and marketable title to such Owned Common Shares and Owned Preferred Shares, as applicable, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws, Articles of Incorporation of the Company and the Transaction Documents), taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Neither NEC Corporation nor NECAP are or will be, a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement and the Stockholders’ Agreement) that could require NEC Corporation or NECAP to sell, transfer, or otherwise dispose of any capital stock of the Company. Other than the Stockholders’ Agreement, neither NEC Corporation nor NECAP are or will be, a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company. Neither NEC Corporation nor NECAP, nor any of their respective Affiliates own any other shares of capital stock, or any other securities, of the Company, and neither NEC Corporation nor NECAP has transferred or disposed of any shares of capital stock of the Company they acquired on February 1, 2013.
5.Representations and Warranties of Purchaser. Purchaser represents and warrants to NEC Corporation as of the date hereof and as of the Closing Date, as set forth below.
5.1    Power and Authorization. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or other formation.

Purchaser has the full corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is party, and this Agreement and the Transaction Documents to which it is party constitute the valid and binding obligations of Purchaser, enforceable in accordance with their respective terms and conditions, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is party have been duly and validly approved and authorized by all necessary corporate action on Purchaser’s part.
5.2    Consents. Purchaser has, or shall have as of the Closing, obtained all governmental, statutory, or regulatory consents or authorizations required by it to execute, deliver and perform its obligations under this Agreement.
5.3    Non-contravention. Neither the execution and delivery of this Agreement and the Transaction Documents to which Purchaser is party, nor the consummation of the transactions contemplated hereby and thereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which Purchaser is subject or any provision of its charter, bylaws, or other governing documents, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets are subject.
5.4    Financial Capability. At the Closing Date, Purchaser will have sufficient funds available to pay the Purchase Price and any fees and expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement.
6.Remedies.
6.1    Survival. All representations and warranties contained in or made pursuant to this Agreement or in any certificate delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period beginning on the Closing Date and continuing in full force and effect until the expiration of any applicable statute of limitations (after giving effect to any extensions or waivers). All covenants and agreements that contemplate performance after the Closing contained herein shall survive the Closing indefinitely or for any shorter period expressly specified in accordance with their terms. Notwithstanding the preceding sentences, if notice of an indemnification claim shall have been delivered before the aforementioned time period has elapsed with respect to any breach of any such representation, warranty, covenant or agreement, such representation, warranty, covenant or agreement shall survive until such claim is finally resolved. No claim may be brought hereunder in respect of any covenant or agreement that contemplates performance entirely before or at the Closing unless such claim is brought prior to the first anniversary of the Closing Date.
6.2    Indemnification Provisions for Purchaser’s Benefit. In the event NEC Corporation breaches (or in the event any third party alleges facts that, if true, would mean NEC Corporation has breached) any of its representations, warranties, and covenants contained herein, including any representations, warranties and covenants NEC Corporation is making on behalf of NECAP, and, provided that Purchaser makes a written claim for indemnification against NEC Corporation within the survival period, then NEC Corporation shall be obligated to indemnify Purchaser from and against the entirety of any Losses Purchaser suffers resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).
6.3    Indemnification Provisions for NEC Corporation’s Benefit. In the event Purchaser breaches (or in the event any third party alleges facts that, if true, would mean Purchaser has breached)any of its representations, warranties, and covenants contained herein and, provided that NEC Corporation makes a written claim for indemnification against Purchaser within the survival period, then Purchaser shall be obligated to indemnify NEC Corporation from and against the entirety of any Losses NEC Corporation suffers resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).
6.4    Limitations on Liability.
(a)The maximum aggregate liability of NEC Corporation for indemnification claims and payment claims under Section 6.2 shall be limited to the Purchase Price.
(b)The maximum aggregate liability of Purchaser for all indemnification claims and payment claims under this Agreement shall be limited to the Purchase Price.
(c)Neither Party shall be liable for any loss of profits or earnings, or any punitive, indirect, incidental or consequential damages by reason of a breach of any representation, warranty, covenant or indemnity contained herein; provided that the foregoing is not intended to limit recovery of amounts paid by an Indemnified Party in connection with the defense, settlement or other resolution of any Third-Party Claim (including any punitive, indirect, incidental or consequential damages paid by an Indemnified Person to any third party).
6.5    Matters Involving Third Parties.
(a)If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 6, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification and no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby materially prejudiced.
(b)Any Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days after the Indemnified Party has given notice of the Third-Party Claim that the Indemnifying Party will assume responsibility for and indemnify the Indemnified Party from and against the entirety of any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim, (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (C) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Indemnified Party and (E) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.
(c)So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 6.5(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld), and (C) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld).
(d)In the event that the Indemnifying Party chooses to not exercise the rights under Section 6.5(b) above or any condition set forth in Section 6.5(b) (A) through (D) above is or becomes unsatisfied, (A) the Indemnified Party may defend against the Third-Party Claim in any manner it may reasonably deem appropriate (but the Indemnified Party will need to consult with, and obtain consent from (not to be unreasonably withheld), any Indemnifying Party in connection therewith), (B) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld), and (C) the Indemnifying Parties will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Section 6.
(e)In the event the Indemnifying Party exercises the rights under Section 6.5(b) but the condition in Section 6.5(b)(E) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third-Party Claim in any manner it may reasonably deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (B) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses) and (C) the Indemnifying Parties will remain responsible for any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Section6.
(f)Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(g)Notwithstanding anything to the contrary in this Section 6, the Company shall conduct the defense of the Third-Party Claim brought to it actively and diligently and shall not consent to the entry of any judgment on or enter into any settlement with respect to any Third-Party Claim without the prior written consent of NEC Corporation (not to be unreasonably withheld).
6.6    Exclusive Remedies. Other than in respect of claims for indemnification concerning the Losses caused by fraud or criminal conduct by Indemnifying Party (with respect to which the claimant shall have all remedies available at law or in equity), the remedies provided in this Section 6 (subject to the limitations set forth in this Section 6) shall be the exclusive remedies for the Parties and their permitted assigns and successors for any breach or inaccuracy in any representation, warranty or statement in, or any breach, non-fulfillment or default in the performance of any of the covenants or agreements contained in this Agreement.
6.7    Indemnification Obligation of NEC Corporation under the Stock Purchase Agreement.     Notwithstanding anything contrary in this Agreement, after completion of the Closing, neither Purchaser nor any controlled Affiliate may request indemnification from NEC Corporation or its Affiliate for, and NEC Corporation or its Affiliate shall not be liable to Purchaser or the Company for any Losses resulting from, arising out of, or in relation to transfer of Common Stock under the Stock Purchase Agreement including but not limited to the Cartel Investigation.  Purchaser shall agree and confirm that the Company shall defend by its responsibility any suits or other proceedings brought against the Company in connection with the Cartel Investigations and the Company shall pay all expenses (including any attorney’s fees) and satisfy all judgments to the extent incurred by or rendered against the Company in connection with the Cartel Investigations.
7.Termination. Certain of the Parties may terminate this Agreement as provided below:
7.1    Termination of Agreement.
(a)The Parties may terminate this Agreement by mutual written consent at any time prior to the Closing;
(b)Purchaser may terminate this Agreement by giving written notice to NEC Corporation at any time prior to the Closing in the event any of the NEC Corporation has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified NEC Corporation in writing of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach;
(c)NEC Corporation may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, NEC Corporation has notified Purchaser in writing of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach;
(d)NEC Corporation or Purchaser may terminate this Agreement if the Closing shall not have occurred on or before one year from effective date of this Agreement, or such later date as the Parties may agree in writing; and
(e)NEC Corporation or Purchaser may terminate this Agreement at any time prior to the closing of the EMD Transaction in the event that the definitive agreement covering the EMD Transaction is terminated thereunder prior to the closing of the EMD Transaction.

7.2    Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party except for any liability of any Party then in breach, including, without limitation, the obligation of such Party to satisfy its indemnification obligations pursuant to Section 5.4 of this Agreement.
8.Other Agreements.
8.1    Publicity. None of the Parties to this Agreement, nor any of their respective Affiliates, shall issue any press release or otherwise make any public announcement or disclosure with respect to this Agreement or any of the transactions contemplated hereby or thereby without the prior written consent of the other Parties, such consent not unreasonably withheld, unless such disclosure is required by applicable law or by any stock exchange or any regulatory or governmental body having applicable jurisdiction, including, without limitation, U.S. federal securities laws and Japanese securities laws, in which case the Party making the announcement or disclosure shall use reasonable efforts to consult with the other Parties in advance as to its form, content and timing.
9.Miscellaneous.
9.1    Dispute Resolution. Any dispute arising out of or relating to this Agreement that cannot be resolved amicably between the Parties (including by way of escalation to the chief executive of each of the Company and Purchaser and a senior executive of NEC Corporation to facilitate such resolution) within sixty (60) days after written notice from a Party to the other Party that a dispute exists shall be finally determined before a tribunal of three arbitrators in London, England in accordance with the Commercial Arbitration Rules of the London International Court of Arbitration (the “LICA”). One arbitrator shall be selected by NEC Corporation, one arbitrator shall be selected by Purchaser and the third arbitrator shall be selected by mutual agreement of the first two arbitrators or by the LICA, if the arbitrators appointed by the Parties are unable to select a third arbitrator within thirty (30) days. The award of arbitration shall be final and binding upon the Parties and shall not be subject to appeal to any court, and may be entered in any court of competent jurisdiction for execution forthwith.
9.2    Governing Law. This Agreement shall be governed in all respects by the laws of Japan without regards to the principles of conflicts of laws thereof.
9.3    Survival. The representations, warranties, covenants and agreements made herein shall survive the execution of this Agreement and the Closing. Section 3.3(g) shall survive any termination of this Agreement.
9.4    Further Assurances.    Each of the Parties shall execute such agreements, certificates, instruments and documents (including as may be required under Japanese laws or U.S. laws in connection with Share issuance or transfer and registration thereof) and perform such further acts as may be reasonably required to carry out the intent and accomplish the purpose of this Agreement and consummate the transactions contemplated hereby, including, without limitation, the negotiation in good faith of any definitive agreement(s) reasonably required to allow the Company to continue to operate its business consistent with past practices (each, an “Additional Definitive Agreement”). Any such Additional Definitive Agreement may include license agreements, transition services agreements or similar agreements with NEC Corporation or their affiliates. Purchaser shall cause the Company to stop using NEC’s trademark after the

Closing, provided that the Company’s use of NEC’s trademark after the Closing shall be determined by Purchaser, the Company and NEC Corporation by the Closing in good faith discussions.
9.5    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant. Unless otherwise set forth herein, all of the terms and provisions of the Stock Purchase Agreement shall remain in full force and effect and the Parties hereto make no amendment, alteration or modification of the Stock Purchase Agreement nor do they, nor does any of them, by executing this Agreement, waive or intend to waive any provision of the Stock Purchase Agreement or any right that they or it may have thereunder or waive any provision of any other agreement between the Parties, or waive any other rights they or it may have under such other agreements, including without limitation any rights relating to any breach or claimed breach of any of the representations and warranties set forth therein and any rights or claimed rights to indemnification. The Parties agree that the Option Agreement by and between NEC Corporation and Purchaser dated March 12, 2012 (“Option Agreement”) and the Stockholders’ Agreement shall be superseded and replaced by this Agreement and terminated at the Closing, and the Stock Purchase Agreement shall be terminated at Closing. In the event that the Closing does not occur, the Stock Purchase Agreement, the Option Agreement and the Stockholders’ Agreement shall each remain unchanged and in full force and effect, and nothing in this Agreement shall be construed as a waiver or amendment of any of such agreements or the terms and conditions of any of such agreements or otherwise.
9.6    Successors and Assigns. Except as otherwise expressly provided herein and subject to applicable law, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties.
9.7    Entire Agreement. This Agreement and other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof.
9.8    Incorporation of Exhibits, Annexes and Schedules. The exhibits, annexes, and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
9.9    Governing Language. This Agreement has been prepared, negotiated and executed by the Parties in English, and shall be interpreted as written in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail. For the avoidance of doubt, the documents disclosed during the due diligence or those referred to in the Disclosure Schedule may be prepared in the Japanese language.
9.10    Expenses. Each Party shall bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated hereby and thereby. The Company shall pay all transfer agent, stamp taxes or other fees, taxes and duties levied in connection with the sale, issuance or transfer of the Owned Common Shares and the Owned Preferred Shares.
9.11    Notices, etc. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or by e-mail, or three (3) days after being mailed, registered or certified mail, return receipt requested, with postage prepaid, to the address or e-mail address (as the case may be) listed for each such Party below such Party’s signature page hereto or, if any Party shall have designated a different address or e-mail address by notice to the other Party as provided by this section, then to the last address or e-mail address so designated.
9.12    Severability. In case any provision of this Agreement shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby. The Parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
9.13    Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
9.14    No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.
9.15    No Third Party Beneficiaries. This Agreement is intended for the benefit of the Parties and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
9.16    Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party; provided that a facsimile signature or portable document format (pdf) or equivalent signature attached to an e-mail shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf or equivalent signature.
9.17    Certain Actions. Purchaser and NEC Corporation are parties to the Stockholders’ Agreement that, among other things, requires the agreement of both Purchaser and NEC Corporation for certain actions to be taken by the Company, and under Japanese law, shareholders of the Company are given certain minority rights protections with respect to certain actions to be taken by the Company. Subject to the foregoing, whenever an action is to be taken or not taken by the Company as required by Sections 3.2(b), 3.3(a), 3.3(f), 3.3(g), 3.5(b), 3.5(d), and 3.5(e), Purchaser shall exercise such additional rights, if any, as it may have as a majority shareholder to instruct the Company to take or not take such actions as required by this Agreement and that have been previously approved by Purchaser and NEC Corporation in their capacity as shareholders of the Company.
<signature pages follow>

IN WITNESS WHEREOF, each of NEC Corporation and Purchaser has executed this Agreement as of the day first above written.
NEC Corporation
By:
Name: Takayuki Morita
Title: Senior Vice President
Address for Notice: 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
E-mail: y-matsumoto@dv.jp.nec.com
Attn: General Manager, Affiliated Company Division
NEC Corporation

KEMET ELECTRONICS Corporation
By:
Name: Per-Olof Loof
Title: Chief Executive Officer
Address for Notice: 101 NE 3rd Ave., Ste. 1700
Fort Lauderdale, FL 33301 USA
E-mail: jamieassaf@kemet.com
Attn: Senior Vice President and General Counsel

Schedule 4.4    Owned Common Shares and Owned Preferred Shares

	Owned Common Shares	Owned Preferred Shares
NEC Corporation	265,396,066 shares (two hundred sixty-five million three hundred ninety-six thousand sixty-six)	270,812,311 shares (two hundred seventy million eight hundred thirteen thousand three hundred eleven)
NECAP	120,000 shares (one hundred twenty thousand)	122,448 shares (one hundred twenty-two thousand four hundred forty-eight)
In total	265,516,066 shares (two hundred sixty-five million five hundred sixteen thousand sixty-six)	270,934,759 shares (two hundred seventy million nine hundred thirty-five thousand seven hundred fifty-nine)